Points International Announces Change to Board of Directors

TORONTO, January 19, 2007 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—announced today a change in the composition of its Board of Directors ("Board"). Points Investments, Inc. -- a wholly-owned subsidiary of IAC/InterActiveCorp – has, effective today, elected to replace Eric A. Korman with Jason L. Rapp, Senior Vice President, Mergers and Acquisitions for IAC/InterActiveCorp as a member of the Points International Board. As the holder of the Series Two Preferred Share and the Series Four Preferred Share in the capital of Points International Ltd., Points Investments, Inc. has the exclusive right to elect up to three directors to the Board of the corporation.

"We want to thank Eric for his dedication to the Board. He has been a valued member of our board for several years and his counsel and support have played a key role in the growth and success that Points has achieved," said Douglas Carty, Chairman of the Board of Points International. "And we are looking forward to working with Jason as he brings an incredible wealth of knowledge and experience to Points’ Board. We are very pleased that he is joining us."

Mr. Rapp, currently the Senior Vice President of Mergers and Acquisitions for IAC, is responsible for identifying, recommending and executing all corporate mergers, acquisitions, investments and divestitures. Previously, Mr. Rapp worked for seven years at The New York Times Company, most recently as Vice President for Online Development and Associate General Manager of NYTimes.com. Prior to joining The New York Times Company, Mr. Rapp was a vice president at Robinson, Lerer & Montgomery, a communications strategy firm in New York. Mr. Rapp received an MBA with distinction from Columbia University, and a BA in political science from Duke University.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com; and

Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.

For partnerships and other inquiries:

Peter Lockhard, SVP Partners, Points International Ltd., (416) 596-6392 peter.lockhard@points.com.